# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: H World Group Limited, CIK 0001483994
CUSIP: 44332N106
Title of class of securities: Ordinary shares, par value $0.00001 per share ("Ordinary Shares") and American Depositary Shares ("ADSs"), each representing ten (10) Ordinary Shares
Address of issuer's principal executive offices: No. 1299 Fenghua Road, Jiading District, Shanghai, China (F4), 201803
Date of event which requires filing of this statement: 10/20/2025
Amends the filing with accession number 0001104659-17-020214
Filed by CIK 0001528855
Persons authorized to receive notices and communications: Qi Ji, No. 1299 Fenghua Road, Jiading District, Shanghai, China (F4), 201803, 86 21 6195 2011

## Reporting persons
- Qi Ji (CIK 0001528855): type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); source of funds: other (OO); sole voting power 718,292,880; shared voting power 0; sole dispositive power 715,400,110; shared dispositive power 0; aggregate amount beneficially owned 718,292,880 (23.3% of the class)
  Comment: Note to 4: Not applicable.
  
  Note to 7: These securities include (i) 686,058,230 Ordinary Shares and 1,243,127 ADSs representing 12,431,270 Ordinary Shares of which the record owner is Winner Crown Holdings Limited ("Winner Crown"), (ii) 4,895,370 Ordinary Shares and 1,100,958 ADSs representing 11,009,580 Ordinary Shares held by Qi Ji, (iii) 1,005,660 Ordinary Shares underlying options held by Qi Ji that are exercisable within 60 days from the date of this Amendment, (iv) 855,960 Ordinary Shares held by certain participants of the Issuer's amended and restated 2023 share incentive plan (the "Amended 2023 Plan"), over which the Reporting Person has voting power pursuant to the relevant award agreements and over which the Reporting Person has disclaimed economic interests; and (v) 2,036,810 Ordinary Shares underlying options held by certain participants of the Issuer's Amended 2023 Plan exercisable within 60 days from the date of this Amendment, over which the Reporting Person has voting power pursuant to the relevant award agreements and over which the Reporting Person has disclaimed economic interests. Winner Crown is wholly owned by Sherman Holdings Limited, a Bahamas company, which is in turn owned 100% by vote and value by the Ji Family Trust, which is a revocable trust established under the laws of the Republic of Singapore. Butterfield Trust (Asia) Limited acts as trustee of the Ji Family Trust, of which the Reporting Person and his family members are beneficiaries. By virtue of these arrangements, the Reporting Person may be deemed to have sole voting power with respect to these securities.
  
  Note to 9: These securities include (i) 686,058,230 Ordinary Shares and 1,243,127 ADSs representing 12,431,270 Ordinary Shares of which the record owner is Winner Crown, (ii) 4,895,370 Ordinary Shares and 1,100,958 ADSs representing 11,009,580 Ordinary Shares held by Qi Ji, and (iii) 1,005,660 Ordinary Shares underlying options held by Qi Ji that are exercisable within 60 days from the date of this Amendment. Winner Crown is wholly owned by Sherman Holdings Limited, a Bahamas company, which is in turn owned 100% by vote and value by the Ji Family Trust, which is a revocable trust established under the laws of the Republic of Singapore. Butterfield Trust (Asia) Limited acts as trustee of the Ji Family Trust, of which the Reporting Person and his family members are beneficiaries. By virtue of this affiliation, the Reporting Person may be deemed to have sole dispositive power with respect to these securities.
  
  Note to 11: Based upon 3,078,924,710 Ordinary Shares outstanding as of September 30, 2025 according to the records of the Issuer.
- Winner Crown Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 698,489,500; shared voting power 0; sole dispositive power 698,489,500; shared dispositive power 0; aggregate amount beneficially owned 698,489,500 (22.7% of the class)
  Comment: Note to 4: Not applicable.
  
  Note to 7 and 9: These securities include 686,058,230 Ordinary Shares and 1,243,127 ADSs representing 12,431,270 Ordinary Shares of which the record owner is the Reporting Person.
  
  Note to 11: Based upon 3,078,924,710 Ordinary Shares outstanding as of September 30, 2025 according to the records of the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, par value $0.00001 per share ("Ordinary Shares") and American Depositary Shares ("ADSs"), each representing ten (10) Ordinary Shares
Name of issuer: H World Group Limited
Address of issuer's principal executive offices: No. 1299 Fenghua Road, Jiading District, Shanghai, China (F4), 201803
Comment:
This Amendment No. 2 (this "Amendment") amends the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on March 30, 2017, as amended by the Amendment No. 1 filed with the SEC on December 13, 2019 (as amended, the "Previous Schedule 13D"), with respect to ordinary shares, par value $0.00001 per share ("Ordinary Shares") and American Depositary Shares ("ADSs"), each representing ten (10) Ordinary Shares, of H World Group Limited (previously named as Huazhu Group Limited and China Lodging Group, Limited, the "Issuer"). Capitalized terms used, but not defined herein, have the meanings ascribed to them in the Previous Schedule 13D.

Item 1 of the Previous Schedule 13D is hereby amended and restated as follows:

This Amendment relates to the Ordinary Shares and ADSs of the Issuer. The principal executive offices of the Issuer are located at No. 1299 Fenghua Road, Jiading District, Shanghai, People's Republic of China.

## Item 2. Identity and Background
Name of person filing: This Amendment is filed jointly by Qi Ji and Winner Crown Holdings Limited ("Winner Crown") (collectively, the "Reporting Persons"). Winner Crown has no executive officers.
Residence or business address:
The home address for Qi Ji is: 94 cove drive Singapore 098126.

The principal business office for Winner Crown is: No. 1299 Fenghua Road, Jiading District, Shanghai, People's Republic of China.
Present principal occupation or employment: Qi Ji is the executive chairman of the board of the Issuer and the sole director of Winner Crown. The principal business of Winner Crown is investment holding.
Criminal convictions in the last five years: Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The citizenship of Qi Ji is Singapore. The place of organization of Winner Crown is the British Virgin Islands.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Previous Schedule 13D is hereby amended and supplemented by adding the following:

Pursuant to the Issuer's Amended 2023 Plan and the related restricted stock award agreements, the Issuer granted Mr. Qi Ji an aggregate of 40,227,250 shares of restricted stock upon the terms and subject to the conditions, restrictions and limitations contained in the Amended 2023 Plan and the related restricted stock award agreements. 804,540 shares of these restricted stock have vested as of the date hereof, and the remaining 39,422,710 shares of these restricted stock will be fully vested by December 31, 2034.

Pursuant to the Amended 2023 Plan and the related award agreements, the Issuer granted Mr. Qi Ji options to purchase 8,045,450 Ordinary Shares upon the terms and subject to the conditions, restrictions and limitations contained in the Amended 2023 Plan and the related option award agreements. 938,620 options have vested as of the date hereof, and the remaining 7,106,830 options will be fully vested by May 31, 2031.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Items 3 and 6 is hereby incorporated by reference in this Item 4.

Item 4 of the Previous Schedule 13D is hereby amended and supplemented by adding the following:

On October 20, 2025, East Leader International Limited, a shareholder of the Issuer, executed a revocation of power of attorney (the "Revocation of Power of Attorney"), which revoked the power of attorney (the "Power of Attorney") granted by East Leader International Limited on November 27, 2014 to Mr. Qi Ji to act as its true and lawful attorney in its name and undertake on its behalf specific tasks outlined in the Power of Attorney.

The foregoing description of the Revocation of Power of Attorney is qualified in its entirety by reference to the full text of the Revocation of Power of Attorney, which is filed as Exhibit 99.1 herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Each of the Reporting Persons' current ownership in the securities of the Issuer is set forth on the cover pages to this Amendment and is incorporated by reference herein. The ownership percentage appearing on such pages has been calculated based on 3,078,924,710 Ordinary Shares outstanding as of September 30, 2025 according to the records of the Issuer. The Reporting Persons disclaim membership in any "group" with any person other than the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Amendment are hereby incorporated by reference in this Item 5.
Transactions in the class effected during the past sixty days: Other than as described in Items 3 and 4 above, there have been no transactions in the class of securities reported on that were effected during the past sixty days by any of the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this Amendment, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares of the Issuer beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Previous Schedule 13D is hereby amended and restated as follows:

The information set forth in Item 4 of this Amendment is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Previous Schedule 13D is hereby amended by adding the following:

Revocation of Power of Attorney, dated October 20, 2025, executed by East Leader International Limited.

## Signatures
- Qi Ji: /s/ Qi Ji, Qi Ji (10/20/2025)
- Winner Crown Holdings Limited: /s/ Qi Ji, Qi Ji/Sole Director (10/20/2025)